Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross updates timing for 2017 Q4/full-year results

conference call

 Toronto, Ontario, January 23, 2018 – Kinross Gold Corporation (TSX:K; NYSE:KGC) has updated the timing of its 2017 Q4/full-year results conference call and audio webcast, which is now scheduled for 9 a.m. ET on Thursday, February 15, 2018. A question-and-answer session will follow the management presentation during the call.

The Company will release its 2017 Q4/full-year financial statements and operating results, along with its 2018 guidance, mineral reserve and mineral resource statement as of December 31, 2017, and an exploration update, on Wednesday, February 14, 2018, after market close.

The call-in numbers for conference call on Thursday, February 15, 2018 at 9 a.m. ET are as follows:

Canada & US toll-free – (866) 393-4306; Conference ID: 9094608

Outside of Canada & US – +1 (734) 385-2616; Conference ID: 9094608

Replay (available up to 14 days after the call):

Canada & US toll-free – (855) 859-2056; Conference ID: 9094608

Outside of Canada & US – +1 (404) 537-3406; Conference ID: 9094608

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz
Director, Corporate Communications
phone: 416-369-6469
louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott
Senior Vice-President, Investor Relations and Corporate Development
phone: 416-365-3390
tom.elliott@kinross.com

Source: Kinross Gold Corporation

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